SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)
                    under the Securities Exchange Act of 1934

                           OEC Compression Corporation
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                   670827 10 4
                                 (CUSIP Number)


                                 Dennis W. Estis
                               3592 Waverly Circle
                              Destin, Florida 32541
                                 (850) 650-5874
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 27, 2000
             (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
                            -------------------------

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION

1.    Names of reporting persons:  Dennis W. Estis

      IRS Identification Nos. of above persons (entities only): ________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [ ]

3.    SEC use only:
      ________________________________________________________________________

4.    Source of funds (see instructions): OO

5.    Check if disclosure of legal proceedings is required pursuant to Items
      2(d) or 2(e):       [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                               5,363,821

      8.    Shared Voting Power                             0

      9.    Sole Dispositive Power                          5,363,821

      10.   Shared Dispositive Power                        0

11.   Aggregate amount beneficially owned by each
      reporting person:                                     5,363,821

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                                   [ ]

13.   Percent of class represented by amount in Row 11:     18.5%

14.   Type of reporting person (see instructions):          IN

                                      1-A

This Amendment No. 3 by the filing person to the Schedule 13D dated August 6, 1997 and filed August 15, 1997, and amended by Amendment No. 1 dated December 16, 1998 and filed December 22, 1998, and amended by Amendment No. 2 dated December 16, 1998 and filed January 5, 1999 hereby amends the following items as follows:

Item 2. Identity and Background.

Add the following to (b):

Dennis W. Estis ("Estis") is a natural person whose business and residence address is 3592 Waverly Circle, Destin, Florida 32541.

Add the following to (c):

Estis is a director of OEC Compression Corporation (2501 Cedar Springs Road, Suite 600, Dallas TX 75201) and President of Bayland Industries, LLC, a construction barge company.

Item 3. Source and Amount of Funds or Other Consideration.

Add the following:

Estis has entered into a Shareholders' Agreement with certain other shareholders of the Company and formed a "group" known as the Shareholder Preservation Committee that is separately filing a Schedule 13D with respect to it. Please refer to that filing for further information.

Item 4. Purpose of Transaction.

Add the following:

Following action by the Board of Directors of the Company to schedule an annual meeting of shareholders for June 13, 2000, Estis approached certain other shareholders of April 24, 2000, noting the continued decline in the price of the Company's common stock and the limited financial capability of the Company. As a result, certain shareholders joined in a new Shareholders' Agreement dated April 27, 2000, and formed a "group," known as the Shareholder Preservation Committee, seeking to obtain proxies to vote in favor of an entirely new slate of directors for the Company. The Shareholder Preservation Committee is filing separately a
Schedule 13D with respect to itself. Please refer to that filing for further information.

Item 5. Interest in Securities of the Issuer.

Add the following to (a):

At the date of this filing, according to the Company's most recent federal securities filing, the Annual Report on Form 10-K of the Company for the year ended December 31, 1999, there were issued and outstanding 28,986,711 shares of Common Stock of the Company. The number of

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
shares of Common Stock beneficially owned by the Estis group is 9,261,797, or
31.9 percent of the Company's outstanding stock.

Pursuant to a Shareholders' Agreement, each member of the Shareholder Preservation Committee has, among other things, granted to Estis an irrevocable proxy with respect to the voting of shares of their Common Stock.

Add the following to (b):

Estis has sole voting power and sole dispositive power as to 5,363,821 shares and shared voting power as to 0 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Add the following:

On April 27, 2000, Estis entered into the Shareholders' Agreement with certain other shareholders and formed a "group" known as the Shareholder Preservation Committee that is filing separately a Schedule 13D with respect to itself. Please refer to that filing for further information.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      April 28, 2000
--------------------------
Date

/s/ DENNIS W. ESTIS
--------------------------
Signature

DENNIS W. ESTIS
--------------------------
Name/Title

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